UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008

Commission File Number: 000-51469

BAIDU, INC.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring
Beijing 100080, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BAIDU, INC.
Form 6-K

Page
Signature	3
Exhibit 99.1 Press Release
Exhibit 99.2 Third Amended and Restated Memorandum and Articles of Association
Exhibit 99.3 2000 Option Plan (as amended and restated effective December 16, 2008
Exhibit 99.4 2008 Share Incentive Plan

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.
By :	/s/ Robin Yanhong Li
Name :	Robin Yanhong Li
Title :	Chief Executive Officer

Date: December 17, 2008

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